UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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16014778

# ANNUAL AUDITED REPORT
# FORM X-17A-5 *
# PART III

SEC File Number
8-49998

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Report for the period beginning 1/1/15 and ending 12/31/15

## A. REGISTRANT IDENTIFICATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
Roepe Rosenfeld Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
72 Canterbury Lane
(No. and Street)

| Ridgefield | CT | 06877 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Benjamin Rosenfeld (203) 207-0021
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section

MAR 10 2016

Washington DC
413

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, #200
(No. and Street)

| Chicago | Illinois | 60631 |
|---|---|---|
| (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, **Benjamin A. Rosenfeld**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Roepe Rosenfeld Trading, LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



LATEISHA JACK
Notary Public
Connecticut
My Commission Expires Apr 30, 2017


Signature

Managing Member
Title

Notary Public



LATEISHA JACK
Notary Public
Connecticut
My Commission Expires Apr 30, 2017


This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Roepe Rosenfeld Trading LLC

We have audited the accompanying statement of financial condition of Roepe Rosenfeld Trading LLC (the Company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Roepe Rosenfeld Trading LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Roepe Rosenfeld Trading LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
March 6, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

**ROEPE ROSENFELD TRADING LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2015**

| ASSETS | | |
|---|---|---|
| Cash | $ | 31,360 |
| Due from clearing broker | | 171,409,751 |
| Securities owned, at market value | | 126,873,716 |
| Fixed assets less accumulated depreciation of $3,867 | | 5,287 |
| Other assets | | 10,207 |
| Interest and dividends receivable | | 1,283 |
| TOTAL ASSETS | $ | 298,331,604 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Securities sold, not yet purchased, at market value | $ | 295,027,988 |
| Accounts payable and accrued expenses | | 27,978 |
| TOTAL LIABILITIES | | 295,055,966 |
| Commitments and contingencies | | |
| Members' equity | | 3,275,638 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 298,331,604 |

**The accompanying notes are an integral part of these financial statements.**

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

### Organization

Roepe Rosenfeld Trading LLC, a New York limited liability company (the "Company"), formed in 1997, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NYSE Amex Options Exchange.

### Nature of Business

The Company is engaged in securities trading.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market trade date basis.

### Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

### Fixed Assets and Depreciation

The cost of computers, furniture and equipment is depreciated over the estimated useful lives of the related assets of 3-7 years on a straight line basis.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

### Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's security positions both long and sold short are mainly in one underlying symbol. It is the Company's policy to review, as necessary, the credit standing of each counterparty, as well as its security holdings.

## NOTE 3 – FAIR VALUE OF INVESTMENTS

### Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

## NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2015.

| Securities long | | Fair Value | Fair Value Hierarchy |
|---|---|---|---|
| Stocks | $ | 38,905,657 | Level 1 |
| Options | | 87,968,059 | Level 1 |
| | | 126,873,716 | |
| Securities sold short | | | |
| Stocks | $ | 39,671,816 | Level 1 |
| Options | | 255,356,172 | Level 1 |
| | $ | 295,027,988 | |

No valuation technique has been applied to any asset or liabilities included in the Statement of Financial Condition. Due to the nature of the other assets or liabilities, all have been recorded at historical value including the $171,409,751 Due from clearing broker.

## NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's Members' under a limited liability company. The Company is no longer subject to examination by tax authorities for federal, state or local taxes for periods prior to 2012.

## NOTE 5 – FIXED ASSETS

Major classifications of Fixed Assets, as of December 31, 2015 are summarized as follows:

| | |
|---|---|
| Computers | $4,025 |
| Software | $8,700 |
| | 12,725 |
| Less: Accumulated Depreciation | (7,438) |
| | $5,287 |

## NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member firm of the NYSE AMEX Options Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $100,000, 6 2/3% of Aggregate Indebtedness, as defined, or up to $1,000,000 based on the number of markets it makes and the price of the subject securities. Net Capital, market making and aggregate indebtedness change daily. The Company had net capital of $3,157,745 at December 31, 2015 which exceeded the regulatory requirement of $100,000 by $3,057,745. The ratio of aggregate indebtedness to net capital was 0.0089 to 1 at December 31, 2015.

## NOTE 7 – AGREEMENTS

The Company is party to a correspondent's agreement pursuant to Rule 15c-3-1(a)(6), which states that the Company does not effect transactions with other than broker dealers; it does not effect transactions in unlisted options; it does not carry customer accounts and at all times maintains certain equity in its market maker or specialist account.